Filed pursuant to Rule 424(b)(3)
File No. 333-91361

Prospectus Supplement No. 1 to Prospectus Dated November 19, 1999

CenturyTel, Inc.

750,000 Shares of Common Stock

AUTOMATIC DIVIDEND REINVESTMENT AND
STOCK PURCHASE SERVICE

We are offering to our shareholders of record the opportunity to purchase shares of CenturyTel, Inc. (“CenturyTel”) common stock through our Automatic Dividend Reinvestment and Stock Purchase Service. The Service provides you with a convenient method of purchasing common stock at market prices without having to pay any commissions or charges.

If you elect to participate in the Service, you may have your CenturyTel cash dividends automatically reinvested in additional shares of common stock. You may also elect to invest in shares of common stock by making cash payments of not less than $25 per payment and not more than a total of $150,000 per calendar year.

To participate in the Service, you must complete, sign and mail an authorization form to Computershare Trust Company, N.A. (“Computershare”), Post Office Box 43078, Providence, Rhode Island 02940-3078. Shareholders who do not wish to participate in the Service will receive cash dividends, as declared.

CenturyTel’s common stock is listed on the New York Stock Exchange (Symbol “CTL”).

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE
SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS
PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
OFFENSE.

The date of this Prospectus is August 27, 2009.

INFORMATION ABOUT CenturyTel, Inc.

We are an integrated communications company primarily engaged in providing an array of communications services in 33 states, including local and long distance voice, data, Internet access, broadband, and satellite video services.  In certain local and regional markets, we also sell communications equipment and provide fiber transport, competitive local exchange carrier, security monitoring, and other communications, professional and business information services. Our principal executive offices are located at 100 CenturyTel Drive, Monroe, Louisiana 71203, Telephone: (318) 388-9500. See “Where You Can Find More Information.”

DESCRIPTION OF THE SERVICE

Listed below is a description of our Automatic Dividend Reinvestment and Stock Purchase Service, which has been in effect since October 15, 1987.

Purpose

1.           What is the purpose of the Service?

The purpose of the Service is to provide our common shareholders of record with a convenient and economical opportunity to invest some or all of their cash dividends and voluntary cash payments in new shares of common stock at market price, without payment of any brokerage commission or service charge.

Advantages

2.           What are the advantages of the Service?

You may (a) automatically reinvest some or all of the cash dividends on your shares of common stock in additional common stock at market price and (b) make voluntary cash payments to invest in additional common stock at market price on the terms described in the responses to Questions 7 and 16. You are not required to pay any brokerage commission or service charge in connection with your purchases under the Service. The Service permits fractional shares, as well as whole shares, to be credited to your account. You can avoid the inconvenience and expense of safekeeping certificates for shares credited to your account under the Service, including those credited under the optional custodial feature of the Service described below in response to Question 11. As soon as practicable after each purchase, the shares acquired will be credited to your account and a statement of account will be furnished to you to provide simplified record keeping.

We generally expect to directly issue new shares of stock to participants in exchange for their reinvested cash dividends or voluntary cash payments. If so, we will receive additional funds for general corporate purposes. However, we reserve the right to credit participants’ accounts with shares purchased through open market purchases. Under these circumstances, we will not receive additional funds.

Administration

3.           Who administers the Service?

Computershare Trust Company, N.A. will administer the Service, keep records, send statements of account to you and perform other duties relating to the Service. Stock purchased under the Service will be registered in the name of Computershare (or its nominee), as agent, and credited to your account.

Participation

4.           Who is eligible to participate?

If you are a holder of record of CenturyTel common stock, you are eligible to participate in the Service. In order to participate if you are a beneficial owner of CenturyTel common stock that is registered in names other than your own (for instance, in the name of a broker or nominee), you must either make appropriate arrangements with your broker, nominee or other registered holder to participate in the Service, or you must become a shareholder of record by having shares transferred into your own name.

5.           How do I participate?

If you are a holder of record of CenturyTel common stock, you may join the Service at any time by completing, signing and mailing an authorization form to Computershare. You may obtain an authorization form by either:

▪	contacting Computershare in the manner indicated in response to Question 6

▪	contacting the Investor Relations Department of CenturyTel at the address of our principal executive offices listed above, or by telephoning 1-800-833-1188.

6.           Where should I direct correspondence regarding the Service?

All your correspondence concerning the Service should be addressed to:

Computershare Trust Company, N.A.
Post Office Box 43078
Providence, Rhode Island 02940-3078

You may also contact Computershare by phone as follows:

Telephone: U.S. 1-800-969-6718
Between 8:30 a.m. and 5:00 p.m. Central Time

You may also contact Computershare online at:

www.computershare.com

Any notice which is required or permitted to be given to you by CenturyTel or Computershare will be deemed to be made when mailed to you at the most recent address which you have provided to Computershare.

7.           When will investment of dividends and optional cash payments be made?

If as anticipated we directly issue new shares to participants under the Service, cash dividends on your shares of common stock will be applied to your purchase of additional stock on each cash dividend payment date. If we elect to credit your account with shares purchased in the open market, Computershare will apply promptly all cash dividends received by it to the purchase of shares. The first reinvestment of your cash dividends will coincide with the dividend payment date following Computershare’s timely receipt of your completed authorization form.

Computershare will credit your account with common stock purchased by you with voluntary cash payments within five business days of Computershare’s receipt of such payments. No interest will be paid on voluntary cash payments held for investment.

The Service does not represent a change in CenturyTel’s dividend policy or a guarantee of future dividends, which will continue to be subject to the discretion of our Board of Directors and to depend upon earnings, financial requirements and other factors. As indicated in response to Question 34, the investment of your dividends or voluntary cash payments might be delayed under certain circumstances.

8.           What does the Authorization Form provide?

The Authorization Form enables you to purchase additional CenturyTel common stock through the following investment options:

▪	You may direct Computershare and CenturyTel to reinvest the cash dividends on all CenturyTel common stock registered in your name.

▪
You may direct Computershare and CenturyTel to reinvest the cash dividends on less than all of the CenturyTel common stock registered in your name and to continue to pay to you the cash dividends on the remaining specified number of shares registered in your name.

Computershare will apply the cash dividends, plus any voluntary cash payments received from you, to your purchase of additional common stock. Cash dividends on shares of stock credited to your account are always automatically reinvested regardless of which investment option is selected.

9.           How may I change options under the Service?

You may change the number of your registered shares as to which dividends are reinvested at any time by completing, signing and mailing a new Authorization Form to Computershare. Any such change must be received by Computershare at least 15 days before the record date for a cash dividend payment.

10.           May I elect to make only voluntary cash payments under the Service?

No. Participation in the Service is limited to shareholders who direct Computershare to apply some or all of their cash dividends to the purchase of additional stock.

11.           Does the Service include optional custodial services for other shares of CenturyTel’s common stock?

Yes. At any time after your first dividend reinvestment under the Service, you may send to Computershare, for safekeeping, certificates for other shares of common stock that you own of record. Computershare will transfer these shares into its name or the name of its nominee to be held and credited to your account along with those purchased with your cash dividends and with any additional voluntary cash payments. This convenient optional custodial service is provided without cost to you and provides added protection against loss, theft, or destruction of share certificates held by you.

If you wish to take advantage of this feature of the Service, please mail your certificates to Computershare along with a letter directing Computershare to deposit your shares into your account. We recommend that you send your certificates by either registered or certified mail, return receipt requested. Before submitting any shares for safekeeping, you should consider the following:

▪	Upon transfer of your shares into Computershare’s name, all such shares will be co-mingled with all other shares credited to your account under the Service. This transfer will be tax-free.

▪
However, to maximize your tax reporting options upon the sale of your shares held in your account, you may wish to keep internal records of the tax basis of all shares held in your account. For further information on the tax effects of any such sale, you should consult your tax advisor.

12.           Will I incur any expenses in connection with purchases under the Service?

No. All costs of administration of the Service will be paid by us. However, if you request Computershare to sell your shares, you will pay a brokerage commission and any transfer tax.

Purchases

13.           When will shares be purchased under the Service?

Cash dividends on common stock and voluntary cash payments will be applied to the purchase of additional common stock as set forth in the answer to Question 7.

14.           What will be the price of shares purchased under the Service?

If as anticipated we directly issue new shares to you, the price per share of common stock purchased by you with reinvested dividends will be the average of the high and low sales prices of common stock on the cash dividend payment date or, if no trading in the common stock occurs on such date, on the next preceding date on which trading occurred. The price per share of common stock directly issued in exchange for voluntary cash payments will equal such average on the day of purchase or appropriate preceding date.

As indicated in response to Question 2, we reserve the right to credit your account with shares acquired through open market purchases. If so, Computershare will purchase shares on or prior to each date that it is required to credit shares to any participant’s account under the Service. Under these circumstances, your purchase price will be the weighted average price, excluding brokerage commissions and any other costs of purchase, paid by Computershare for all plan shares purchased by it for all participants since the previous date that it was obligated to credit shares to any participants. Computershare will determine the timing, market price and other terms of such purchases, and you will not be able to direct any such terms. For purposes of making these purchases, Computershare may commingle your cash with that of other participants.

15.           How many shares will be purchased for me?

Your account will be credited with that number of shares (including fractions computed to three decimal places) equal to the total amount to be invested, divided by the applicable purchase price (also computed to three decimal places).

Voluntary Investments

16.           How does the voluntary cash payment feature work?

A voluntary cash payment is a sum of money, other than your cash dividends, which you may furnish to Computershare for investment in additional shares of common stock. You may submit voluntary cash payments in either of the following two ways:

▪
First, you may mail a check or money order at any time to Computershare at the address indicated in response to Question 6, along with a payment form that you may detach from any statement of account or otherwise obtain from Computershare. Checks or money orders should be made payable to Computershare. Checks drawn against non-United States banks must on their face be payable in United States currency.

▪
Second, you may authorize Computershare to automatically debit your bank checking or savings account once a month through the Automatic Clearing House (“ACH”) system. To begin making voluntary investments through the ACH system, you must complete and mail to Computershare an ACH authorization form provided with this prospectus or you can detach a form from any statement of account or otherwise obtain a form from Computershare. You may modify or cancel your ACH authorization by furnishing Computershare with an updated ACH authorization form. Please allow Computershare up to ten days to process any request to change the amount of your monthly investment, or up to 30 days to process all other modifications.

You may not make any single voluntary cash payment of less than $25 or aggregate voluntary payments that exceed $150,000 per calendar year. Computershare will invest all of your voluntary cash payments within five business days of receipt to credit additional common stock to your account, subject to possible delays under the circumstances described in response to Question 34. No interest will be paid on voluntary cash payments held for investment.

You have no obligation to make any voluntary cash payments.

17.           What happens if my voluntary cash payment bounces?

                If your check, money order or automatic monthly withdrawal is returned unpaid for any reason, there will be a $25 service charge. In addition, Computershare will consider your proposed investment of such money null and void and will immediately remove from your account any shares purchased upon the prior credit of your funds. Computershare will be entitled to sell shares from your account to satisfy any uncollected amounts.

18.           When will voluntary cash payments be refunded?

Computershare will refund your voluntary cash payment, without interest, if it receives a written request for such refund during normal working hours at least 48 hours prior to the time your funds would have otherwise been invested under the Service.

Reports to Participants

19.           What kind of reports will be sent to me?

As soon as practicable after each purchase for your account, the shares acquired will be credited to your account and you will be furnished with a statement describing:

▪	the amount of cash dividends and voluntary cash payments received by Computershare and applied to the purchase of stock for your account

▪	the price per share of stock purchased for your account

▪	the number of whole shares and fractional share interests acquired for your account

▪	the total number of whole shares and fractional share interests held for your account after giving effect to such purchase.

You should retain these statements for income tax purposes. In addition, we will furnish you with copies of the same communications that we send to all of our other shareholders, including Internal Revenue Service information for reporting dividends.

Dividends on Fractional Shares

20.           Will I receive dividends on fractions of shares held in my account?

Yes. Dividends on all whole and fractional shares credited to your account will be reinvested in additional shares.

Certificates for Shares

21.           Will certificates be issued for stock purchased under the Service?

Stock purchased under the Service will be registered in the name of Computershare (or its nominee), and certificates for such shares will not be issued to you unless requested. Certificates for any number of whole shares credited to your account will be issued at any time upon your written request delivered to Computershare at the address shown in the answer to Question 6. Certificates for fractions of shares will not be issued.

22.           In whose name will certificates be registered when issued?

                Your account will be maintained in the name in which your certificates were registered at the time you entered the Service. Consequently, certificates for whole shares will be similarly registered when issued at your request.

Sale, Transfer and Pledging of Shares

23.           What happens when I sell or transfer all of the shares registered in my name?

If you dispose of all of the common shares registered in your name (those for which you hold certificates), the dividends on the shares credited to your account will be paid in cash. If Computershare does not receive any specific instructions from you, Computershare may, but is not required to, request instructions from you to determine whether you wish to withdraw from the Service. If you request withdrawal, Computershare will honor such request, and you will have the same rights as set forth in the answer to Question 27 below. Computershare may terminate your account in the manner described in response to Question 35.

24.           What happens when I sell or transfer a portion of the shares registered in my name?

If you are reinvesting the cash dividends on all of the common stock registered in your name and dispose of a portion of such shares, the dividends on the remaining shares registered in your name and those credited to your account will continue to be reinvested.

               If you are reinvesting the cash dividends on less than all of the common stock registered in your name and dispose of a portion of such shares, Computershare will continue to reinvest the dividends on the remainder of such shares (as well as the shares credited to your account) up to the number of shares originally authorized. For example, if you authorized Computershare to reinvest the cash dividends on 50 shares of a total of 100 shares registered in your name, and then you disposed of 25 shares, Computershare would continue to reinvest the cash dividends on 50 of the remaining 75 shares. If instead you disposed of 75 shares, Computershare would continue to reinvest the cash dividends on all of the remaining 25 shares.

25.           May shares in a service account be pledged?

No. If you wish to pledge shares credited to your account, you must request that certificates for such shares be issued to you.

Partial or Full Withdrawal from the Service

26.           May I sell common stock credited to my account?

Yes. You may sell some or all of the shares of common stock credited to your account at any time by directing Computershare to sell a specified number of shares in writing. You may not, however, specify the date or sales price at which your shares may be sold. Any request that fails to specify the number of shares to be sold, or which designates any sales date or sales price, will be returned to you with no action taken. Computershare reserves the right to require your signature on such request be guaranteed by a participant in the Securities Transfer Agents Medallion Program, the Stock Exchange Medallion Program or the New York Stock Exchange, Inc. Medallion Signature Program. Upon completion of the sale, you will receive a check for the sale proceeds, less any brokerage commission and any transfer tax.

In selling shares for your account, Computershare may combine such shares with shares of other selling participants, in which case the proceeds to each participant will be based upon the average sales price of all shares sold. Sales may be made on any securities exchange to which the common stock is admitted to trading on such terms as Computershare may determine in its sole and absolute discretion. If you are selling shares, you should be aware that prices may fluctuate during the period between a request for a sale, receipt by Computershare of the request, and the ultimate sale. You will bear the risk of a price change. A check for the proceeds from the sale of shares will be mailed only after settlement of funds from the brokerage firm. Computershare will endeavor to complete any such sale within 10 business days of the receipt of properly-completed written directions to sell such shares, unless the sale is curtailed or suspended as described in response to Question 34 below.

27.           How do I fully withdraw from the Service?

You may fully withdraw from the Service at any time by sending a written withdrawal notice to Computershare at the address shown in the answer to Question 6. If you are enrolled in the ACH investment program, such withdrawal notice will not be effective until 15 days after the date of receipt. When you withdraw from the Service, or upon termination of the Service by us, within 15 days of such withdrawal or termination certificates for whole shares credited to your account will be issued and a cash payment based on the current market price of the common stock, will be made for any fraction of a share credited to your account.

Upon voluntary withdrawal from the Service, you may, if you desire, request in writing that all whole shares credited to your account be sold by Computershare. If so, Computershare will sell such shares on the terms and conditions described in the response to Question 26. Upon completion of any such sale, you will receive a check for the net sales proceeds, plus a cash adjustment representing the value of any fraction of a share then credited to your account as determined in the manner set forth in the answer to Question 28 below.

28.           What happens to a fraction of a share when I fully withdraw from the Service?

When you fully withdraw from the Service, the value of any fraction of a share credited to your account at the time of withdrawal will be paid in cash. If you request that the shares credited to your account be sold by Computershare, the amount of this fractional share payment will be calculated based upon the sale price per share of the whole shares sold as described in the response to Question 27. If you do not request that the shares credited to your account be sold, the fractional share payment will be based on either (i) the closing sale price of the common stock on the next business day following the date of Computershare’s receipt of your withdrawal request or (ii) in the event Computershare elects to combine and sell fractions of several withdrawing Participants, the price at which the resulting whole shares are sold.

Other Information

29.           What happens if CenturyTel issues a stock dividend, declares a stock split, issues rights certificates pursuant to our Rights Agreement or has a rights offering?

Any whole or fractional shares issued in connection with a stock dividend or stock split by us on shares of common stock held in the Service for your account will be credited to your account. Stock dividends or split shares issued on shares registered in your name will be sent directly to you in the same manner as to shareholders who are not participating in the Service.

               In the event that we issue separate certificates that represent the preference share purchase rights attached to the common stock pursuant to our Rights Agreement or pursuant to another rights offering, you will receive a certificate from us representing the number of rights attached to all whole shares registered in your name and all whole shares credited to your account under the Service.

30.           How will my shares be voted at meetings of shareholders?

For each meeting of shareholders, you will receive a proxy card which will enable you to vote all whole shares registered in your name as well as to direct Computershare to vote all whole shares credited to your account. If the proxy card is returned, properly signed and marked for voting, all of such shares will be voted as marked. If you vote in person the shares registered in your name on any matter submitted to a meeting of shareholders and no other instructions are received by Computershare regarding shares credited to your account, the number of whole shares credited to your account will be added to the number of shares registered in your name which are voted on such matter.

31.           What are the federal income tax consequences of participation in the Service?

In general, the federal income tax consequences with respect to receiving CenturyTel cash dividends will be the same for participants and non-participants in the Service. A purchase of shares with voluntary cash payments under the Service should be treated for federal income tax purposes as a direct purchase of shares by you.

Under current federal income tax laws, you should not realize any taxable income when you receive certificates for whole shares credited to your account under the Service, either upon your request for such certificates or upon withdrawal from or termination of the Service. However, if you receive, upon withdrawal from or termination of the Service, a cash payment for any whole share sold for you by Computershare (or sold by you after withdrawal from the Service), or for a fractional share then held in your account, you will realize a gain or loss measured by the difference between the amount of cash which you receive and your tax basis in such share or fraction credited to your account. For further information as to tax consequences of participation in the Service, you should consult with your own tax advisors.

32.           What provision is made for shareholders subject to income tax withholding?

If you are subject to backup withholding of federal income tax, or if you are a foreign participant whose dividends are subject to U.S. income tax withholding, an amount equal to the dividends payable to you, less the amount of tax required to be withheld, will be applied to the purchase of shares for your account. Any amount required to be withheld will be treated as a cash dividend paid to you for federal income tax purposes.

33.           What is CenturyTel’s responsibility and Computershare’s under the Service?

              CenturyTel and Computershare, in administering the Service, will not be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim or liability arising out of any of the following:

▪
the failure to terminate your account upon your death or incapacity prior to receipt of written notice of your death or incapacity, accompanied by documentation deemed satisfactory to Computershare and CenturyTel

▪	the price or prices at which shares are purchased or sold for your account, or any market price fluctuations after such purchases or sales are requested or made

▪	the times when such purchases or sales are made

▪	the value of the shares acquired and held for your account.

34.           When can issuances, purchases or sales of common stock be temporarily curtailed?

Temporary curtailment or suspension of issuances, purchases or sales of common stock may be implemented at any time when such transactions could reasonably be expected to contravene or be restricted by applicable law or by applicable regulations, interpretations or orders of the Securities and Exchange Commission, the New York Stock Exchange or any other governmental agency or court having jurisdiction over our affairs. Under such circumstances, the completion of such transactions may be spread over a longer period than indicated above. In the event any such suspension of trading results in dividends not being reinvested for 30 days from the payment thereof or voluntary cash payments not being invested for 30 days from the receipt thereof, these funds will be refunded automatically to you without interest.

35.           When can Computershare terminate my account?

Computershare in its sole discretion may terminate your account by notice in writing made to you at the address shown on Computershare’s records. If your account has been terminated by Computershare you will, within 30 days of such termination, receive the number of whole shares credited to your account, but will not have the right to cause Computershare to sell such shares for your account. In every case of termination of your account, you will receive a cash payment, based on the current market price of the common stock, for any fractional share interest credited to your account.

36.           May the Service be changed or discontinued?

We reserve the right to suspend, modify or terminate the Service in any manner and at any time. Notice will be sent to you of any suspension, material modification or termination. Any amendment, modification or supplement of the Service may include the appointment by us of a successor agent provided such successor is a bank or trust company organized under the laws of the United States or any state thereof. We are authorized to pay to such successor agent for your account all dividends and distributions payable on shares of common stock authorized to be reinvested under the Service, which shall be applied by such successor agent as provided in the Service.

37.           What law governs the terms and conditions of the Service?

The terms and conditions of the Service and its operations are governed by the laws of the State of Illinois.

38.           Can the Service be terminated by operation of law?

The delivery by you of a signed authorization form to Computershare shall constitute an appointment of Computershare as your agent, which appointment can be terminated only by terminating your account in the manner provided in response to Questions 27, 35 and 36 hereof. The authority conferred by the authorization form shall not be terminated by operation of law, whether by your death or incapacity, the termination of any trust, the dissolution of any corporation or the occurrence of any other event.

USE OF PROCEEDS

We propose to use the net proceeds from any direct issuance of new shares to participants, when and as received, for investments in and advances to our subsidiaries or for other general corporate purposes.

SUMMARY DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 800,000,000 shares of common stock, of which approximately 297,330,250 shares were outstanding as of August 20, 2009, and 2,000,000 shares of preferred stock, of which 9,434 shares were outstanding as of August 20, 2009. The following descriptions of the common stock and the preferred stock are qualified in their entirety by reference to the relevant provisions of the Louisiana Business Corporation Law, our articles of incorporation (the “Articles”), our bylaws, and our registration statements filed under the Securities Exchange Act of 1934 pertaining to our common stock, which have been incorporated herein by reference. See “Where You Can Find More Information - Incorporation by Reference.”

Common Stock

Under our Articles, each share of common stock entitles the holder thereof to one vote on all matters duly submitted to a vote of shareholders. Holders of common stock do not have cumulative voting rights. As a result, the holders of more than 50% of the voting power may elect all of our directors if they so desire. Holders of common stock do not have any pre-emptive rights to subscribe to any additional capital stock that we may issue.

Preferred Stock

Under our Articles, the Board of Directors is authorized, without shareholder action, to issue preferred stock from time to time and to establish the designations, preferences and relative, optional or other special rights and qualifications, limitations and restrictions thereof, as well as to establish and fix variations in the relative rights as between holders of any one or more series thereof. The authority of the Board of Directors includes, but is not limited to, the determination or establishment of each of the following with respect to each series of preferred stock that may be issued:

▪	the designation of such series

▪	the number of shares initially constituting such series

▪	the dividend rate and conditions and the dividend preferences, if any, in respect of the common stock and among the series of the preferred stock

▪	whether, and upon what terms, the preferred stock shall be convertible into or exchangeable for any other of our securities

▪	whether, and to what extent, holders of shares of a series of preferred stock will have voting rights

▪	the restrictions, if any, upon the issue or reissue of any additional shares of preferred stock

▪	whether, and on what terms and conditions, the shares may be redeemed by us (including sinking fund provisions)

▪	the liquidation preferences, if any, in respect of the common stock and among the series of the preferred stock.

              As of August 20, 2009, 9,434 shares of our Series L preferred stock were outstanding. At such time, such shares were convertible into a total of 12,864 shares of common stock. Each holder of Series L preferred stock is entitled to receive cumulative dividends prior to the distribution or declaration of dividends in respect of the common stock and is entitled to vote as a single class with the common stock. Each share of Series L preferred stock entitles the holder to one vote on all matters duly submitted to a vote of shareholders. Upon the Company’s dissolution or liquidation, the holders of the Series L preferred stock are entitled to receive, pro rata with all other such holders, a per share amount equal to $25.00 plus any unpaid and accumulated dividends thereon. No trading market has developed for the Series L preferred stock, nor is it likely that one will develop in the foreseeable future.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 83 of the Louisiana Business Corporation Law provides in part that we may indemnify any of our directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any action, suit or proceeding to which he or she is or was a party or is threatened to be made a party (including any action by us or in our right) if such action arises out of his or her acts on our behalf and he or she acted in good faith not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.  Under Section 83, we may also advance expenses to the indemnified party provided that he or she agrees to repay those amounts if it is later determined that he or she is not entitled to indemnification.  Under Section 83, we also have the power to obtain and maintain insurance, or to create a form of self-insurance, on behalf of any person who is or was acting for us, regardless of whether we have the legal authority to indemnify the insured person against such liability.

Under Article II, Section 10 of our by-laws, which we refer to as the indemnification by-law, we are obligated to indemnify our current or former directors and officers, except that if any of our current or former directors or officers are held liable under or settle any derivative suit, we are permitted, but not obligated to, indemnify the indemnified person to the fullest extent permitted by Louisiana law.

Our articles of incorporation authorize us to enter into contracts with directors and officers providing for indemnification to the fullest extent permitted by law.  We have authorized indemnification contracts providing contracting directors or officers the procedural and substantive rights to indemnification set forth in the indemnification by-law.  We refer to these contracts as indemnification contracts.  The right to indemnification provided by an indemnification contract applies to all covered claims, whether such claims arose before or after the effective date of the contract.

We maintain an insurance policy covering the liability of our directors and officers for actions taken in their official capacity.  The indemnification contracts provide that, to the extent insurance is reasonably available, we will maintain comparable insurance coverage for each contracting party as long as he or she serves as a director or officer and thereafter for so long as he or she is subject to possible personal liability for actions taken in such capacities.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is therefore unenforceable.

The foregoing is only a general summary of certain aspects of Louisiana law and our articles of incorporation and by-laws dealing with indemnification of directors and officers, and does not purport to be complete.  It is qualified in its entirety by reference to (i) the relevant provisions of the Louisiana Business Corporation Law and (ii) our articles of incorporation, by-laws, and form of indemnification contract, each of which is on file with the Securities and Exchange Commission.

LEGAL MATTERS

The validity of the common stock offered hereby has been passed upon for us by Jones, Walker, Waechter, Poitevent, Carrére & Denégre, L.L.P., New Orleans, Louisiana, our special counsel.

EXPERTS

Our consolidated financial statements and the related financial statement schedule as of December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 have been incorporated into this document by reference to our Annual Report on Form 10-K for the year ended December 31, 2008 in reliance upon the reports of KPMG LLP, independent registered public accounting firm, which are incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.  The audit report covering the December 31, 2008 consolidated financial statements contains an explanatory paragraph regarding the change in the method of accounting for uncertain tax positions in 2007 and share-based payments and pension and postretirement benefits in 2006.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

We file reports and other information with the Securities and Exchange Commission (the “Commission”). You may read and copy that information at the public reference room of the Commission at 450 Fifth Street, NW, Washington, D.C. 20549. You may call the Commission at 1-800-SEC-0330 for more information about the public reference room. The Commission also maintains a Web site that contains reports and other information regarding issuers, like us, that file electronically with the Commission (http://www.sec.gov). Our common stock is listed on the New York Stock Exchange and you may obtain similar information about us at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

Incorporation by Reference

The Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to documents on file with the Commission. We incorporate into this Prospectus the following documents that we have filed with the Commission pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”):

▪	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

▪	Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009.

▪	Our Current Reports on Form 8-K filed January 16, 2009, January 29, 2009, February 19, 2009, April 30, 2009, June 4, 2009, July 1, 2009, and August 6, 2009.

▪	The description of our common stock included in Amendment No. 3 to our Registration Statement on Form 8-A filed with the Commission on July 1, 2009 under the Exchange Act.

▪
All documents filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of shares hereunder.

This prospectus omits certain information contained in the Registration Statement on Form S-3 that we filed with the Commission on November 19, 1999. We registered 750,000 shares of our common stock for sale under the Registration Statement, most of which have already been sold as of the date of this Prospectus. You may inspect and copy the Registration Statement and any of its amendments, including exhibits filed as a part it, as set forth above. In addition, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered without charge upon written or oral request a copy of any or all information that has been incorporated by reference into the Registration Statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that the Registration Statement incorporates). You may request copies by writing or telephoning us at: CenturyTel, Inc.; 100 CenturyTel Drive; Monroe, Louisiana 71203; Attention: Stacey W. Goff, Executive Vice President, General Counsel and Secretary; telephone number: (318) 388-9500.

Any statements made in this prospectus or in a document incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained in this prospectus or in any other subsequently filed incorporated document modifies or supersedes the statement.

Forward-Looking Statements

Some of the statements made in the documents incorporated by reference in this prospectus are forward-looking statements which are subject to uncertainties that could cause our actual results to differ materially from such statements. These uncertainties are described in our above-referenced Annual Report on Form 10-K. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update any of our forward-looking statements for any reason.

No person may give any information or make
any representations other than those contained or
incorporated by reference in this prospectus in
connection with the offer made hereunder.
Prospective investors may only rely on the
information contained in this prospectus.  This
prospectus is neither an offer to sell nor a
solicitation of an offer to buy securities by
anyone in any jurisdiction where the offer or sale
is not permitted.  The information contained in
this prospectus is correct only as of the date of
this prospectus, regardless of the time of the
delivery of this prospectus or any sale of these
securities.

CenturyTel, Inc.

PROSPECTUS

Common Stock

AUTOMATIC DIVIDEND
REINVESTMENT AND
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SERVICE

August 27, 2009